SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
TransAlta Corporation
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
89346D107
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 25, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Mangrove Partners Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,331,863
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,331,863
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,331,863
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Mangrove Partners
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,331,863
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,331,863
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,331,863
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Nathaniel August
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,331,863
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,331,863
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,331,863
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Cove Key Bluescape Holdings LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,397,333
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,397,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,397,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Cove Key Fund GP LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,397,333
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,397,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,397,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Cove Key GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,397,333
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,397,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,397,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Cove Key Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,397,333
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,397,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,397,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Cove Key GP Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,397,333
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,397,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,397,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Jeff Coviello
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,397,333
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,397,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,397,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14.	TYPE OF REPORTING PERSON IN, HC

1.	NAMES OF REPORTING PERSONS Bluescape Cove Key GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,397,333
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,397,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,397,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Bluescape Energy Partners III GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,397,333
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,397,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,397,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Bluescape Resources GP Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,397,333
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,397,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,397,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Bluescape Resources Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,397,333
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,397,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,397,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Charles John Wilder, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,397,333
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,397,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,397,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14.	TYPE OF REPORTING PERSON IN, HC

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (this “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
The second paragraph of Item 3 is hereby amended and restated in its entirety as follows:
With respect to the 8,397,333 shares of Common Stock directly held by Cove Key Bluescape Holdings, Cove Key Bluescape Holdings used working capital to purchase such shares. The total purchase price for the 1,806,179 shares of Common Stock directly held by Cove Key Bluescape Holdings and purchased on the open market was approximately USD $11,117,847. The total purchase price for the 6,591,154 shares of Common Stock directly held by Cove Key Bluescape Holdings and purchased pursuant to the Share Purchase Agreement was USD $40,000,000.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On March 25, 2019, Mangrove Master Fund issued a notice (the “Notice”) to the Issuer pursuant to the Issuer’s Advance Notice By-Law No. 2 submitting five nominees (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the upcoming Annual and Special Meeting of Shareholders of the Issuer, currently scheduled to take place on April 26, 2019 (or any adjournment or postponement thereof, the “Annual Meeting”).
On March 25, 2019, the Issuer announced that it had entered into an Investment Agreement with Brookfield BRP Holdings (Canada) Inc. (the “Brookfield Investment Agreement”), a copy of which is attached to the Issuer’s 6-K filed with the Securities and Exchange Commission on March 26, 2019. The Reporting Persons continue to consider the Brookfield Investment Agreement and surrounding disclosure in advance of the Annual Meeting.
Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a) The aggregate percentage of shares of Common Stock reported as beneficially owned by each person named herein is based upon 284,638,967 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of February 26, 2019 as reported in the Issuer’s Annual Information Form filed with the Canadian Securities Administrators on February 27, 2019.
As of the date hereof, Mangrove Partners Master Fund directly owns 20,331,863 shares of Common Stock. Mangrove Partners serves as the investment manager of Mangrove Partners Master Fund. Mr. August is the principal of Mangrove Partners. As a result, each of Mangrove Partners and Nathaniel August may be deemed to beneficially own the shares of Common Stock beneficially owned by Mangrove Partners Master Fund.
As of the date hereof, Cove Key Bluescape Holdings directly holds 8,397,333 shares of Common Stock. Cove Key GP is the general partner of Cove Key Bluescape Holdings. Cove Key Investment Manager is the investment manager of Cove Key Bluescape Holdings. Cove Key LLC is the general partner of Cove Key GP. Cove Key Management GP is the general partner of Cove Key Investment Manager. Mr. Coviello is the manager of Cove Key LLC and Cove Key Management GP. As a result, each of Cove Key GP, Cove Key LLC, Cove Key Investment Manager, Cove Key Management GP and Mr. Coviello may be deemed to beneficially own the shares of Common Stock held by Cove Key Bluescape Holdings. Each of the foregoing Cove Key Reporting Persons disclaims beneficial ownership of such shares of Common Stock except to the extent such person actually exercises voting or investment power over such shares of Common Stock.

Although Bluescape Cove Key GP is not currently acting as the investment manager of Cove Key Bluescape Holdings, pursuant to the limited partnership agreement of Cove Key Bluescape Holdings, Bluescape Cove Key GP has certain negative consent rights and has the right to revoke Cove Key Investment Manager’s authority to manage, Cove Key Bluescape Holdings, in whole or in part, at any time and for any reason or no reason. Bluescape GP is acting as the managing member of Bluescape Cove Key GP. Bluescape GP Holdings is acting as the manager of Bluescape GP. Bluescape is acting as the manager of Bluescape GP Holdings. Mr. Wilder is acting as the manager of Bluescape. As a result, each of Bluescape Cove Key GP, Bluescape GP, Bluescape GP Holdings, Bluescape and Mr. Wilder may be deemed to beneficially own the shares of Common Stock held by Cove Key Bluescape Holdings. Each person herein disclaims beneficial ownership of such shares of Common Stock except to the extent such person actually exercises voting or investment power over such shares of Common Stock.
As the Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), such group may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Reporting Persons in the aggregate. The Reporting Persons may be deemed to beneficially own 28,729,196 shares of Common Stock, representing 10.1% of the issued and outstanding Common Stock, in the aggregate.
(b) Each of Mangrove Partners Master Fund, Mangrove Partners and Mr. August has shared voting and dispositive power over the shares of Common Stock directly beneficially owned by Mangrove Partners Master Fund.
Each of Cove Key GP, Cove Key Investment Manager, Cove Key LLC, Cove Key Investment Manager, Mr. Coviello, Bluescape Cove Key GP, Bluescape GP, Bluescape GP Holdings, Bluescape and Mr. Wilder has shared voting and dispositive power over the shares of Common Stock directly beneficially owned by Cove Key Bluescape Holdings.
(c) Except as disclosed on Schedule B attached hereto or previously disclosed in this Schedule 13D, none of the Reporting Persons have entered into any transactions in the shares of Common Stock during the past sixty days.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the shares of Common Stock.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Nominee Agreement
The Nominees have agreed to be nominated by Mangrove Partners to the Board at the Annual Meeting and pursuant to one or more legger agreements. Mangrove Partners has agreed to indemnify one or more Nominees against claims arising from the nomination and related transactions. A form of the nominee letter agreement is attached hereto as Exhibit D and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
Exhibit D    Form of Nominee Agreement.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  March 27, 2019
THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS, as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST

COVE KEY BLUESCAPE HOLDINGS LP By: Bluescape Cove Key GP LLC, its general partner

By:	/s/ Jonathan Siegler
	Name:	Jonathan Siegler
	Title:	Managing Director

COVE KEY FUND GP LP By: Cove Key GP LLC, its general partner

By:	/s/ Jeff Coviello
	Name:	Jeff Coviello
	Title:	Manager

COVE KEY GP LLC

By:	/s/ Jeff Coviello
	Name:	Jeff Coviello
	Title:	Manager

COVE KEY MANAGEMENT LP By: Cove Key GP Management LLC, its general partner

By:	/s/ Jeff Coviello
	Name:	Jeff Coviello
	Title:	Manager

COVE KEY GP MANAGEMENT LLC

By:	/s/ Jeff Coviello
	Name:	Jeff Coviello
	Title:	Manager

/s/ Jeff Coviello
JEFF COVIELLO

BLUESCAPE COVE KEY GP LLC

By:	/s/ Jonathan Siegler
	Name:	Jonathan Siegler
	Title:	Managing Director

BLUESCAPE ENERGY PARTNERS III GP LP

By:	/s/ Jonathan Siegler
	Name:	Jonathan Siegler
	Title:	Managing Director

BLUESCAPE RESOURCES GP HOLDINGS LLC

By:	/s/ Jonathan Siegler
	Name:	Jonathan Siegler
	Title:	Managing Director

BLUESCAPE RESOURCES COMPANY LLC

By:	/s/ Jonathan Siegler
	Name:	Jonathan Siegler
	Title:	Managing Director

/s/ Charles John Wilder, Jr.
CHARLES JOHN WILDER, JR.

SCHEDULE B
Transaction in Securities of the Issuer During the Past 60 Days1

Date	Buy/Sell	Security	Amount of Shares Bought/(Sold)	Approx. Price ($CAD) per Share[2]
Cove Key Bluescape Holdings LP
3/20/2019	Buy	Common Stock	125,000	9.0991
3/21/2019	Buy	Common Stock	69,900	9.1290

1 Not including transactions previously disclosed on Schedule 13D.
2 Not including any brokerage fees